UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Appointment of a Director

Effective as of June 10, 2026, the board of directors (the "Board") of Integrated Media Technology Limited (the "Company") appointed Ms. Do Young KWAK ("Ms. Kwak"), aged 66, as an independent non-executive member of the Board.

Ms. Kwak was an adjunct professor in the Music Department at Seonam University, in South Korea, from 2015 to 2018 when she retired and has since then actively participated in a variety of community service and volunteer activities over the past five years.

Since 2021, she has served as an advisor to YJU Co., Ltd., a manufacturer of interactive display board supporting the company's sales and business development activities related to government agencies and public institutions.

In addition to her professional activities, Ms. Kwak is an accomplished musician. She has released four solo albums and continues to perform actively on both domestic and international stages.

Ms. Kwak earned her bachelor's degree from the Australian International Conservatorium of Music (AICM) and received a Master of Music in Performance degree from The University of Sydney. Ms. Kwak completed her doctoral studies at The University of Newcastle in 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 10, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

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